NOVAMERICAN STEEL INC.
2004 Third Quarter Report
For the nine months ended August 28, 2004

Novamerican Steel

2004 Third Quarter Report
For the nine months ended August 28, 2004

TO THE SHAREHOLDERS OF
NOVAMERICAN STEEL INC.

Third Quarter Results

Sales for the third quarter increased by $78.5 million, or 63.7%, to $201.7 million from $123.2 million for the third quarter in 2003.

Sales for the nine months ended August 28, 2004 increased by $187.3 million, or 51.1%, to $553.5 million from $366.2 million for the same period in 2003.

Tons sold and processed in the third quarter of 2004 increased by 48,683 tons, or 12.9%, to 426,887 tons from 378,204 in the third quarter of 2003.

Tons sold and processed for the nine months ended August 28, 2004 increased by 138,577 tons, or 11.5%, to 1,348,544 tons from 1,209,967 tons for the same period in 2003.

The gross margin for the third quarter 2004 increased to 30.1% from 19.8% for the third quarter in 2003.

The gross margin for the nine months ended August 28, 2004 increased to 28.8% from 19.8% in 2003.

Net income for the third quarter increased by $19.5 million, or 924.3% to, $21.6 million, or $2.23 per share (or $2.17 diluted), versus $2.1 million, or $0.22 per share, for the same period in 2003.

Net income for the nine months ended August 28, 2004 increased by $43.6 million, or 777.7%, to $49.2 million, or $5.07 per share (or $4.97 diluted), versus $5.6 million, or $0.58 per share for the first nine months of 2003.

Operations

The third quarter results reflect the Company's performance from all its operations in a strong economy and in a much improved steel market.

The Company expects its recently announced temper mill installation at its new Montreal facility to be completed and fully operational by the end of the fourth quarter.

Outlook

Management's outlook for the fourth quarter remains positive. Continued strength from many sectors of the economy, including heavy machinery, agriculture, residential construction, railcar and shipbuilding are contributing to healthy demand for flat rolled steel.

Although some major automobile manufacturers have announced production cutbacks for the fourth quarter, the Company expects its automotive business to remain steady and sees further opportunity for growth in 2005.

Management believes that spot pricing will stabilize in the fourth quarter, but expects contract pricing in 2005 to be significantly higher than was realized in 2004.

/s/ D. Bryan Jones
D. Bryan Jones
Chairman of the Board
President and Chief Executive Officer

Dorval, Québec
September 28, 2004

All dollar amounts are expressed in U.S. dollars.

The matters set forth in Outlook are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

NOVAMERICAN STEEL INC.
Corporate and Investor Information

CORPORATE HEAD OFFICE
2175 Hymus Boulevard
Dorval, Québec
Canada H9P 1J8
(514) 368-6455 / (514) 335-6682
Fax: (514) 368-3635
www.novamerican.com

TRANSFER AGENT
Equiserve Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-877-282-1168

INVESTOR INQUIRIES
Copies of the Company's public financial reports including the Annual Report on Form 20-F filed with the Securities and Exchange Commission, may be obtained from the Company's website, www.novamerican.com or by calling (514) 368-6455.

Novamerican Steel

Novamerican Steel Inc. and Subsidiaries
2004 Third Quarter Report
In accordance with U.S. GAAP, expressed in thousands of U.S. dollars, except net income per share and tonnage.

Consolidated Statements of Operations, Comprehensive Income and Retained Earnings
(unaudited)

	Quarter ended		Nine months ended
	August 28, 2004	August 30, 2003	August 28, 2004	August 30, 2003
	$	$	$	$
Net sales	201,747	123,219	553,462	366,234
Cost of sales	140,931	98,770	393,958	293,833

Gross margin	60,816	24,449	159,504	72,401

Operating expenses
Plant	9,576	7,951	30,146	24,796
Delivery	4,846	4,283	14,740	12,728
Selling	3,199	2,823	9,714	8,557
Administrative and general	7,721	5,343	23,747	15,654

	25,342	20,400	78,347	61,735

Operating income	35,474	4,049	81,157	10,666

Interest expense	1,166	1,211	3,696	3,812
Share in income of joint ventures	(94)	(156)	(290)	(470)

	1,072	1,055	3,406	3,342

Income before income taxes	34,402	2,994	77,751	7,324
Income taxes	12,769	882	28,529	1,716

Net income	21,633	2,112	49,222	5,608

Net income per share
Basic	$2.23	$0.22	$5.07	$0.58

Diluted	$2.17	$ (a )	$4.97	$ (a	)

Weighted average number of shares outstanding	9,700,000	9,700,000	9,700,000	9,700,000

Comprehensive income
Net income	21,633	2,112	49,222	5,608
Changes in cumulative translation adjustment	2,936	(721)	(1,109)	7,729
Change in fair value of interest rate swaps, net of deferred income taxes	87	480	376	205

	24,656	1,871	48,489	13,542

Retained earnings
Balance, beginning of period	139,460	102,285	111,871	98,789
Net income	21,633	2,112	49,222	5,608

Balance, end of period	161,093	104,397	161,093	104,397

Tons sold	221,911	213,259	702,212	632,237
Tons processed	204,976	164,945	646,332	577,730

	426,887	378,204	1,348,544	1,209,967

(a)
The stock options were antidilutive.

Consolidated Statements of Cash Flows
(unaudited)

	Quarter ended		Nine months ended
	August 28, 2004	August 30, 2003	August 28, 2004	August 30, 2003
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	21,633	2,112	49,222	5,608
Adjustments to reconcile net income to net cash from (used for) operating activities
Depreciation and amortization	2,158	1,712	6,447	5,068
Share in income of joint ventures	(94)	(156)	(290)	(470)
Deferred income taxes	(509)	144	241	(206)
Loss on disposal of property, plant and equipment	135	18	586	11
Changes in working capital items
Accounts receivable	2,477	6,649	(32,301)	3,763
Income taxes receivable	—	743	595	(1,453)
Inventories	(24,960)	329	(46,760)	6,657
Prepaid expenses and other	633	585	(41)	(626)
Accounts payable and accrued liabilities	7,871	(2,438)	17,979	(8,995)
Income taxes payable	5,422	—	13,811	(3,908)

Net cash from operating activities	14,766	9,698	9,489	5,449

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of minority interest	—	—	—	(2,278)
Acquisition of remaining interest in a joint venture	—	(4,100)	—	(4,100)
Investment in a joint venture	—	8,640	—	8,640
Distribution from a joint venture	1,127	—	1,382	—
Additions to property, plant and equipment	(1,504)	(5,676)	(6,196)	(9,932)
Proceeds from disposal of property, plant and equipment	(26)	38	2,395	135
Other assets	(51)	(1)	(175)	(4)

Net cash used for investing activities	(454)	(1,099)	(2,755)	(7,539)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(14,040)	(8,067)	(16,597)	6,149
Proceeds from long-term debt	8,253	1,293	23,999	1,846
Repayment of long-term debt	(1,108)	(1,602)	(13,333)	(9,547)

Net cash used for financing activities	(6,895)	(8,376)	(5,931)	(1,552)

Effect of exchange rate changes on cash and cash equivalents	166	7	(131)	595

Net increase (decrease) in cash and cash equivalents	7,583	230	672	(3,047)
Cash and cash equivalents, beginning of period	4,354	4,313	11,265	7,590

Cash and cash equivalents, end of period	11,937	4,543	11,937	4,543

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	592	817	2,908	3,512

Income taxes paid	8,883	1,199	15,023	6,595

Consolidated Balance Sheets
(unaudited)

	August 28, 2004	August 30, 2003	November 29, 2003
	(unaudited)	(unaudited)	(audited)
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	11,937	4,543	11,265
Accounts receivable	113,210	69,214	81,991
Income taxes receivable	—	1,596	595
Inventories	139,206	86,564	92,876
Prepaid expenses and other	1,355	1,442	1,326
Deferred income taxes	2,065	1,236	1,656

	267,773	164,595	189,709
Investments in joint ventures	2,265	3,282	3,356
Property, plant and equipment	102,051	95,480	105,510
Goodwill	12,791	12,629	12,629
Other assets	1,174	1,404	1,452

	386,054	277,390	312,656

LIABILITIES
Current liabilities
Current portion of long-term debt	5,196	6,315	7,109
Bank indebtedness	1,812	10,438	18,863
Accounts payable and accrued liabilities	92,974	58,049	75,631
Income taxes payable	13,896	—	—

	113,878	74,802	101,603
Long-term debt	62,948	57,197	50,553
Fair value of interest rate swap	1,110	1,968	1,812
Deferred income taxes	13,914	10,014	12,973

	191,850	143,981	166,941

SHAREHOLDERS' EQUITY
Share capital	28,404	28,404	28,404
Retained earnings	161,093	104,397	111,871
Accumulated other comprehensive income	4,707	608	5,440

	194,204	133,409	145,715

	386,054	277,390	312,656